SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 14 July 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Statement Regarding Stevan Porter dated 14 July 2008

99.1

INTERCONTINENTAL HOTELS GROUP
PLC
STATEMENT REGARDING
STEVAN
 PORTER
, PRESIDENT
AMERICAS
 REGION

London

(July xx, 2008) - IHG (InterContinental Hotels Group
 PLC
) [LON: IHG, NYSE:IHG (ADRs)], InterContinental Ho
tels Group (IHG)
,

announce
s that

Stevan
 Porter,
President of IHG's
Americas

r
egion
,
is undertaking
 medical treatment

which necessitates him
relinquishing
 his
responsibilities.

IHG Finance Director, Richard Solomons, has been appoi
nted President of the
Americas
  r
egion on an interim basis, in addition to his existing duties
,

with immediate effect
.

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1753 410 176
Media Affairs (Leslie McGibbon; Emma Corcoran):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	14 July 2008